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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549








                                  SCHEDULE 13G
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 5)*


                             RURAL/METRO CORPORATION
                                (Name of Issuer)

                                  COMMON STOCK
                         (Title of Class of Securities)

                                   781748 10 8
                                 (CUSIP Number)

                                December 31, 2000
             (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     | |      Rule 13d-1(b)

     | |      Rule 13d-1(c)

     |X|      Rule 13d-1(d)
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CUSIP No.: 781748 10 8                                               Page 2 of 4


         1.       Names of Reporting Persons
                  I.R.S. Identification Nos. of above persons (entities only)

                  Rural/Metro Corporation Employee Stock Ownership Plan

         2.       Check the Appropriate Box if a Member of a Group

                  (a)      [ ]

                  (b)      [ ]

         3.       SEC Use Only

         4.       Citizenship or Place of Organization:

                  Arizona

Number of Shares     5.       Sole Voting Power:  840,124
Beneficially by
Owned by Each        6.       Shared Voting Power:  840,124
Reporting Person
With                 7.       Sole Dispositive Power:  840,124

                     8.       Shared Dispositive Power:  840,124

         9.       Aggregate Amount Beneficially Owned by Each Reporting Person:
                  840,124

         10.      Check box if the Aggregate Amount in Row (9) Excludes Certain
                  Shares .................. [ ]

         11.      Percent of Class Represented by Amount in Row (9): 5.69%

         12.      Type of Reporting Person:  EP


ITEM 1.

         (a) Name of Issuer:

             Rural/Metro Corporation

         (b) Address of Issuer's Principal Executive Offices:

             8401 East Indian School Road
             Scottsdale, AZ  85251

ITEM 2.

         (a) Name of Person Filing:

             Rural/Metro Corporation Employee Stock Ownership Plan
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CUSIP No.: 781748 10 8                                               Page 3 of 4



         (b)      Address of Principal Business Office or, if None, Residence:

                  8401 East Indian School Road
                  Scottsdale, AZ  85251

         (c)      Citizenship or State or Organization:

                  Arizona

         (d)      Title of Class of Securities:

                  Common Stock

         (e)      CUSIP Number:

                  781748 10 8

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b), OR 13d-2(b) OR
        (c), CHECK WHETHER THE PERSON FILING IS A:

              (a) [ ] Broker or dealer registered under Section 15 of the Act.

              (b) [ ] Bank as defined in Section 3(a)(6) of the Act.

              (c) [ ] Insurance company as defined in Section 3(a)(19) of the Act.

              (d) [ ] Investment company registered under Section 8 of the Investment Company Act.

              (e) [ ] An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

              (f) [ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

              (g) [ ] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

              (h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

              (i) [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

              (j) [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

ITEM 4.  OWNERSHIP.

         Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)      Amount beneficially owned:  840,124
(b)      Percent of class:  5.69%
(c)      Number of shares as to which such person has:
              (i) Sole power to vote or to direct the vote: 840,124
              (ii) Shared power to vote or to direct the vote: 840,124
              (iii) Sole power to dispose or to direct the disposition of:
                    840,124
              (iv) Shared power to dispose or to direct the disposition of:
                   840,124
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CUSIP No.: 781748 10 8                                               Page 4 of 4




ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

ITEM 6.  OWNERSHIP OF FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

         Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED BY THE PARENT HOLDING COMPANY OR CONTROL PERSON.

         Not applicable.

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

         Not applicable.

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP.

         Not applicable.

ITEM 10.  CERTIFICATIONS.

         Not applicable.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ David Stevens
--------------------------------------------------------------------------------
David Stevens
Trustee

Dated: February 7, 2001